UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Salant Corporation

Title of Class of Securities:  Common Stock, $1 par value

CUSIP Number:  793897109

       (Name, Address and Telephone Number of Person
    Authorized To Receive Notices and Communications)

                       Felix Kozodoy
               Magten Asset Management Corp.
                    35 East 21st Street
                 New York, New York 10010

  (Date of Event which Requires Filing of this Statement)

                       April 4, 2000

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of

Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

CUSIP No.: 793897109

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Magten Asset Management Corp.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         AF

5.  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         4,952,577

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         6,375,144

11. Aggregate Amount Beneficially Owned by Each Reporting

Person

         6,375,144

12. Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares    [ ]


13. Percent of Class Represented by Amount in Row (11)

         64.39%

14. Type of Reporting Person

         IA, CO

CUSIP No.: 793897109

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Talton R. Embry

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   X

3.  SEC Use Only

4.  Source of Funds

         WC

5.  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         United States of America

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         10,508

8.  Shared Voting Power:

         4,952,577

9.  Sole Dispositive Power:

         10,508

10. Shared Dispositive Power:

         6,375,144

11. Aggregate Amount Beneficially Owned by Each Reporting

Person

         6,385,652

12. Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares     [ ]

13. Percent of Class Represented by Amount in Row (11)

         64.49%

14. Type of Reporting Person

         IN

The purpose of this Schedule 13D is to report the ownership of Magten Asset Management Corp. ("Magten") and Talton R.
Embry (collectively, the "Reporting Persons") in the Common
Stock (the "Common Stock") of Salant Corporation (the
"Issuer") of 64.39% and 64.49%, respectively, of the outstanding Common Stock.

Item 1.  Security and Issuer

         The title of the class of equity securities to which this statement relates is: Common Stock.

         The name and address of the principal executive and business office of the Issuer is:

         Salant Corporation
         1114 Avenue of the Americas
         36th Floor
         New York, New York 10036

Item 2.  Identity and Background

         This statement is being filed on behalf of Magten
Asset Management Corp. ("Magten"), a Delaware corporation, and Talton R. Embry. Magten, a registered investment adviser, has investment discretion over certain managed accounts of its investment advisory clients and certain private investment funds for which it serves as general partner or investment manager. Mr. Embry is a managing director and the sole shareholder of Magten. Mr. Embry has investment discretion over various pension plans of Magten.
The principal office of the Reporting Persons is at 35 East
21st Street, New York, New York 10010.

         On February 26, 1996, Magten and the Maryland Securities Commissioner entered into a consent order whereby Magten paid a fine of $1,500. The Maryland Securities Commissioner alleged that Magten effected investment advisory transactions in Maryland prior to its registration as a Maryland investment adviser. Magten is currently registered as an investment adviser in Maryland, and its activities are not restricted.

         Mr. Embry has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Embry has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Talton R. Embry is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Magten and Mr. Embry are deemed to beneficially own 6,375,144 and 6,385,652 shares of Common Stock, respectively. All Shares are held by the managed accounts. All of the Shares were purchased in open market transactions. The shares of Common Stock were distributed to the Reporting Persons in exchange for 10.50% Bonds of the Issuer (the "Bonds"). The Bonds were purchased for an aggregate purchase price of $72,426,586. The funds for the purchase of the Bonds came from each managed account's own funds, the working capital of each private investment funds and the fund of the pension plans. No leverage was used to purchase the Bonds.

Item 4.  Purpose of Transactions

         The Common Stock deemed to be beneficially owned by the Reporting Persons is held for investment purposes. Notwithstanding the foregoing, one of the Reporting Persons, Mr. Embry, is a member of the Board of Directors of the Issuer and as such has had discussions with Management.

         The Reporting Persons have not entered into any agreements or arrangements relating to the Common Stock.

         Except as described above, the Reporting Persons do not have any plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to the Schedule 13D. The Reporting Persons reserves the right to acquire additional Shares, dispose of all or some of the Shares from time to time, or continue to hold the Shares.

Item 5.  Interest in Securities of Issuer

         As of the date hereof, Magten and Mr. Embry are deemed to beneficially own 6,375,144 and 6,385,652 Shares. Based on information supplied by the Issuer, as of March 20, 2000 there were 9,901,140 Shares outstanding. Therefore,

Magten and Mr. Embry are deemed to beneficially own 64.39% and 64.49%, respectively of the outstanding Shares. The Reporting Persons have the shared power to vote or direct the vote of 4,963,085 Shares. The Reporting Persons do not have the power to vote or direct the vote of 1,422,567 Shares. The Reporting Persons have the power to dispose of or direct the disposition of all 6,385,652 Shares. All transactions in the Shares effected by the Reporting Persons during the sixty days prior to April 4, 2000 through the date of this filing were effected in open-market transactions and are set forth in Exhibit B hereto.

         The Reporting Persons may be deemed to be beneficially owners of the Shares. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, the Reporting Persons hereby declare that the filing of this
Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owners of the Shares.

         Investment advisory clients, on whose behalf the Shares are held in managed accounts, have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

         Item 6.   Contracts, Arrangements, Understandings
or
         Relationships with Respect to Securities of the Issuer

         See Item 4.
Item 7.  Material to be Filed as Exhibits

         1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

         2. A description of the transactions in the Shares that were effected by the Reporting
              Persons during the 60 days prior to April 4, 2000 through the date of this filing is filed herewith as Exhibit B.

         Signature

         The undersigned, after reasonable inquiry and to

the best of their knowledge and belief, certify that the

information set forth in this statement is true, complete

and correct.



                          MAGTEN ASSET MANAGEMENT CORP.

                          By: /s/ Talton R. Embry
                              _____________________________
                              Talton R. Embry
                              Managing Director

                              /s/ Talton R. Embry
                              _____________________________
                              Talton R. Embry

April 6, 2000

                                                   Exhibit A



                         AGREEMENT

         The undersigned agree that this Amendment No. 1 to

Schedule 13D dated April 6, 2000 relating to the Common

Stock of Salant Corporation shall be filed on behalf of the

undersigned.


                           MAGTEN ASSET MANAGEMENT CORP.

                           By: /s/ Talton R. Embry
                               _____________________________
                               Talton R. Embry
                               Managing Director

                               /s/ Talton R. Embry
                               _____________________________
                               Talton R. Embry

                                                        Exhibit B


                    SCHEDULE OF TRANSACTIONS


                                          Price Per Share
  Date     Shares Purchased or (Sold) (excluding commission)
  ____     __________________________  _____________________

3/8/00               (5,535)*
3/14/00             (10,000)                    2.875
3/15/00                (500)                    2.75
3/16/00              (5,000)                    2.625
3/21/00                (500)                    2.5625
3/22/00              (3,500)                    2.2857
3/23/00              (5,000)                    2.125
3/24/00              (5,000)                    2.125
4/04/00             (43,042)                    2.00

















* Distributed in kind to the Reporting Persons' investment advisory clients.













                               12
01651001.AU0